                                                                 Exhibit (a)(11)


                       [DAMES & MOORE GROUP LETTERHEAD]

FOR IMMEDIATE RELEASE


                          DAMES & MOORE GROUP REPORTS
                              FISCAL 1999 RESULTS

   LOS ANGELES, May 26, 1999--Dames & Moore Group (NYSE:DM) today reported earnings per share on a diluted basis, before charges related to the company's acquisition of Radian International LLC, of $1.12 for the fiscal year ended March 26, 1999 compared with $1.07 per share for the fiscal year ended March 27, 1998. Diluted earnings per share for the fourth quarter of fiscal 1999 were $0.27 compared with $0.24 for the fourth quarter of fiscal 1998. Earnings from operations before acquisition-related restructuring charges were $52.2 million for the year compared with $42.8 million for the prior year. Earnings per share after acquisition-related charges and extraordinary items was $(0.02). Earnings from operations after acquisition-related restructuring charges were $23.9 million after giving affect to the $28.2 million restructuring charge. The net
(loss) after restructuring charges and extraordinary items was $(303,000) for the year compared with net earnings of $19.3 million for the prior year. Net revenues were $639.3 million for fiscal year 1999 and $482.5 million for the comparable period in fiscal 1998.

     The company is in the process of merging with URS Corporation, which launched a tender offer for all the outstanding shares of Dames & Moore Group common stock for $16.00 a share. The tender is expected to close June 8, 1999 unless extended. Arthur C. Darrow, Chief Executive Officer, stated, "We are pleased that our year-end results met our expectations."

     The Dames & Moore Group, a global engineering and construction services firm, has annualized gross revenues of approximately $1.2 billion. The group's capabilities include general engineering and consulting, process and chemical engineering, transportation planning and design, and construction services. Headquartered in Los Angeles, the group has over 250 offices spanning 33 countries.

                              DAMES & MOORE GROUP
                         Statements of Earnings (Loss)
                   (In thousands, except per share amounts)
                                  (Unaudited)


                                              Three Months Ended                 Twelve Months Ended
                                            March 26,     March 27,            March 26,       March 27,
                                              1999          1998                 1999            1998
                                            (13 Weeks)   (13 Weeks)           (52 Weeks)      (52 Weeks)
Gross revenues                              $289,777       $180,943          $1,029,967        $703,902
  Direct costs of outside services           104,520         60,203             390,621         221,398
    Net revenues                             185,257        120,740             639,346         482,504

Operating expenses:
  Salaries and related costs                 126,127         85,532             445,594         337,474
  General expenses                            40,228         21,517             123,206          88,401
   Acquisition related restructuring and
   other charges                                  --             --              28,276              --

                                              18,902         13,691              42,270          56,629

  Depreciation and amortization                3,931          2,431              12,840           9,216
  Amortization of goodwill                     1,676          1,160               5,504           4,600

Earnings from operations                      13,295         10,100              23,926          42,813
  Investment and other income                    803            460               1,231             997
  Interest expense                            (5,585)        (2,648)            (18,481)        (10,292)

Earnings before income taxes                   8,513          7,912               6,676          33,518
  Income taxes                                 3,655          3,571               4,129          14,188

Earnings before extraordinary item             4,858          4,341               2,547          19,330
  Extraordinary item
   (net of applicable income tax benefit
   of $1,737)                                     --             --              (2,850)             --

Net earnings (loss)                         $  4,858       $  4,341          $     (303)       $ 19,330

Cash dividends declared per share              $0.03          $0.03               $0.12           $0.12

Earnings (loss) per share - Basic              $0.27          $0.24              $(0.02)          $1.08

Earnings (loss) per share - Diluted            $0.27          $0.24              $(0.02)          $1.07

Weighted average number of
 shares - Basic                               18,215         17,914              18,237          17,890

Weighted average number of
 shares - Diluted                             18,291         18,074              18,319          18,048

                              DAMES & MOORE GROUP
                       Statements of Financial Position
                                (In thousands)
                                  (Unaudited)

                                              March 26,  March 27,
                                                1999       1998
Assets
Current assets                                 $366,506  $228,129
Property and equipment, net                      57,518    23,397
Goodwill of acquired businesses                 159,918   117,849
Investments in affiliates and other assets       50,637    16,986
                                               --------  --------
                                               $634,579  $386,361


Liabilities and shareholders' equity
Current liabilities                            $182,336  $ 98,559
Long-term debt                                  284,147   132,010
Other long-term liabilities                      21,176     5,883
Shareholders' equity                            146,920   149,909
                                               --------  --------
                                               $634,579  $386,361